March 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Madeline Joy Mateo and John Dana Brown

Re:	The Beneficient Company Group, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 24, 2023

File No. 333-268741

Ladies and Gentlemen:

On behalf of The Beneficient Company Group, L.P. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 15, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on January 24, 2023. In connection with this letter, a second amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Amended Registration Statement on Form S-4

General

1.

Please provide a detailed legal analysis explaining why you believe you are not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”). Please tell us which exclusions from the 1940 Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that an exclusion is available to you. Your analysis should include all facts upon which your determination is based. Please note that we may have further comments after reviewing your response.

Response: For the reasons discussed below, the Company is not, and on a pro forma basis after giving effect to the transactions contemplated in Amendment No. 2 will not be, an investment company, as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act. The Company is a financial services holding company that, through its subsidiaries, operates as a regulated provider of liquidity solutions and related trust, custody and administrative services to participants in the alternative asset industry.

Haynes and Boone, LLP	2323 Victory Avenue | Suite 700 | Dallas, TX 75219 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

Section 3(a)(1)(A)

The Company is not, and on a pro forma basis after giving effect to the transactions contemplated in Amendment No. 2 will not be, an investment company, as defined in Section 3(a)(1)(A) of the 1940 Act, because it does not and will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Through its indirect wholly-owned or majority-owned subsidiaries (as defined in Section 2(a)(43) and Section 2(a)(24) of the 1940 Act), the Company is primarily engaged and will be primarily engaged, and is and will hold itself out as being primarily engaged, in the non-investment company businesses of its operating subsidiaries, including: (1) BFF, a Kansas trust company; (2) Beneficient Administration and Clearing Company, L.L.C. (“BACC”), a sub-administrator; (3) Ben Securities, an SEC-registered broker-dealer and FINRA member; and (4) Beneficient Transfer and Clearing Company, L.L.C. (“BTCC”), an SEC-registered transfer agent (each, as defined below and together, the “Operating Subsidiaries”).1 As further detailed below, each of the Operating Subsidiaries is and will be primarily engaged, and is and will hold itself out as being primarily engaged, in a business other than as an investment company.

Likewise, each of the Company’s current intermediate holding company, BCH (the “Holding Partnership”), the additional intermediate holding company to be formed in connection with the transactions contemplated in Amendment No. 2, Ben LLC (the “Intermediate Holding Company”), and the holding companies of the Operating Subsidiaries (the Holding Partnership, the Intermediate Holding Company and the holding companies of the Operating Subsidiaries, together the “Holding Companies”), is primarily engaged and will be primarily engaged, and currently holds itself out and will hold itself out as being primarily engaged, in the businesses of the Operating Subsidiaries.

Since the issuance of BFF’s Kansas-regulated trust company charter in 2021, the Company has been, and it has held itself out as being (including in its public representations and statements), primarily engaged in providing technology-enabled financial services through its non-investment company Operating Subsidiaries, in particular BFF’s fiduciary financial services through Ben Liquidity, L.L.C. (“Ben Liquidity”) and Ben Custody, L.L.C. (“Ben Custody”). The activities of BFF are supported by the Company’s other non-investment company operating businesses, including Ben Markets, L.L.C. (“Ben Markets”) (which includes both BTCC, an SEC-registered transfer agent, and Ben Securities, an SEC-registered broker-dealer and FINRA member), Ben AltAccess and Ben Data.2

The majority, if not all, of the Company’s officers and employees devote the bulk of their time and efforts to the trust company activities of BFF or to the Company’s other non-investment company operating subsidiaries in support of BFF’s activities.

[1]	As discussed further below in the analysis concerning Ben Insurance, the Company anticipates that Ben Insurance (via BIC) will commence operations following the issuance of an insurance charter.
[2]

Each of Ben AltAccess, L.L.C. and Ben Data, L.L.C. is a wholly-owned subsidiary of the Holding Partnership. BenAltAccess, L.L.C. provides technological services in connection with the Company’s primary business. Ben Data, L.L.C. provides data collection and analytics services in connection with the Company’s primary business. Neither entity holds investment securities and neither is an investment company as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

As further discussed in detail below, as of December 31, 2022, both currently, and on a pro forma basis after giving effect to the transactions contemplated in Amendment No. 2, less than 40% of the Holding Partnership and, with respect to the Company and the Intermediate Holding Company, 0% of the total assets of the entities are investment securities. In addition, for the fiscal year ended December 31, 2022, greater than 60% of the Company’s total revenues were derived from interest and fee income attributable to the Company’s fiduciary financing activities through BFF and related activities.

Section 3(a)(1)(B)

None of the Company, the Holding Companies, the Operating Subsidiaries, or Ben Insurance is an investment company under Section 3(a)(1)(B) because each of them is not engaged, has not been engaged, and does not propose to be engaged, in the business of issuing face-amount certificates of the installment type, and does not have any such certificate outstanding.

Section 3(a)(1)(C)

None of the Company or the Holding Companies is an investment company under Section 3(a)(1)(C) because none of them, both currently and on a pro forma basis after giving effect to the transactions contemplated in Amendment No. 2, owns, will own or proposes to acquire investment securities with a value exceeding 40% of their respective total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.3 To the contrary, each of the Company and the Holding Companies is organized as a holding company, and more than 60% of their respective total assets (exclusive of U.S. Government securities and cash items) consist of general partner interests and interests in wholly-owned and majority-owned subsidiaries, as follows:4

•

The Company is the sole general partner of the Holding Partnership and, after giving effect to the transactions contemplated in Amendment No. 2, will be the sole member of the Intermediate Holding Company.

•	After giving effect to the transactions contemplated in Amendment No. 2, the Intermediate Holding Company will be the sole general partner of the Holding Partnership.

•	The Holding Partnership directly or indirectly holds all of the interests in the holding companies of the Operating Subsidiaries.

•

The holdings companies of the Operating Subsidiaries are: (1) Ben Liquidity and its wholly-owned subsidiary Beneficient Capital Company Holdings, L.P.; (2) Ben Custody and its wholly-owned subsidiary Beneficient Management Holdings, L.P.; and (3) Ben Markets and its wholly-owned subsidiary Ben Markets Management Holdings, L.P.

[3]

The Beneficient Company Group (USA), L.L.C. (“BCG (USA)”) is the entity through which a majority of the Company’s employees are employed. BCG (USA) also holds the majority of the Company’s patent-pending technologies, including AltQuote, AlphaAlt, OptimumAlt, AltC, AltScore, ValueAlt and AltRating.

[4]	The Company is not a special situation investment company or, as discussed above, an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(B) of the 1940 Act.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

•

Greater than 60% of the total assets of the Holding Partnership (exclusive of U.S. Government securities and cash items) on an unconsolidated basis consists and will consist of its interests in the holdings companies of the Operating Subsidiaries.

•

Greater than 60% of the total assets of each holding company of each Operating Subsidiary (exclusive of U.S. Government securities and cash items) on an unconsolidated basis consists and will consist of interests in the applicable Operating Subsidiary.[5]

•

As further described below, each of the Operating Subsidiaries is or will be engaged in a non-investment company business that is and will be eligible for an exclusion from the definition of investment company under the 1940 Act or otherwise does not meet the definition of “investment company” in Section 3(a) of the 1940 Act.

Ben Liquidity

The Operating Subsidiary of Ben Liquidity is BFF, which operates as a Kansas-chartered Technology-Enabled Fiduciary Financial Institution. BFF relies, and will continue to rely, on the exclusion from the definition of investment company in Section 3(c)(3) of the 1940 Act for banks, as that term is defined in Section 2(a)(5) of the 1940 Act. As a TEFFI, BFF is a trust company under state law and subject to the supervision of and examination by the Kansas State Banking Commissioner. BFF acts as a trustee to trust accounts and thereby exercises fiduciary powers under state law, which are similar to those permitted to national banks under the authority of the Office of the Comptroller of the Currency. Moreover, BFF holds the same general trust powers as a Kansas trust company. A substantial portion of BFF’s revenues are and will be derived from exercising fiduciary powers.

Ben Custody

The Operating Subsidiary of Ben Custody is BACC, which provides certain sub-administrative services to BFF. BACC does not hold investment securities and is not an investment company as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

Ben Markets

The first Operating Subsidiary of Ben Markets is Ben Securities, which is registered with the SEC as a broker-dealer and FINRA member. Ben Securities relies, and will continue to rely, on the exclusion from the definition of investment company in Section 3(c)(2) of the 1940 Act for a broker, as that term is defined in Section 2(a)(6) of the 1940 Act. Ben Securities is engaged in the business of effecting transactions in securities for the account of others. More than 55% of the assets and income respectively of Ben Securities are and are expected to be attributable to its broker business. In addition, at least 50% of the gross income of Ben Securities normally is derived and is expected to be derived from its broker services.

[5]	Ben Liquidity, Ben Custody, and Ben Markets ownership of the applicable Operating Subsidiary is through its ownership of the applicable wholly-owned subsidiary described above.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

The second Operating Subsidiary of Ben Markets is BTCC, which is registered with the SEC as a transfer agent. BTCC does not hold investment securities and is not an investment company as defined in Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

Ben Insurance

Pending issuance of the insurance charter to Beneficient Insurance Company, L.L.C. (“BIC”), the Company has for purposes of this response treated the activities and assets related to Ben Insurance as investment company related and the assets of Ben Insurance have been treated as investment securities for purposes of calculating the 60% threshold for the Holding Partnership.

Upon issuance of the state insurance charter to BIC and the commencement of BIC’s operations, the Company anticipates BIC will rely on the exclusion from the definition of investment company for insurance companies in Section 3(c)(3) of the 1940 Act and more than 60% of Ben Insurance’s total assets (exclusive of U.S. Government Securities and cash items) will consist of its interests in its wholly-owned subsidiary, BIC. Consistent with the definition of insurance company in Section 2(a)(17) of the 1940 Act, BIC is expected operate as a captive insurance company under Kansas law and subject to the supervision of the Kansas State Insurance Commissioner. The primary and predominant activity of BIC is expected to be the writing of insurance because more than 55% of the assets and income of BIC respectively are expected to be attributable to its insurance business.6

2.

Please explain how you may continue to comply with Section 3(c)(1) of the 1940 Act when you are presently proposing to make a public offering of your securities. Please note that we may have further comments after reviewing your response.

Response: The Company references its response to the Staff’s Comment No. 1 for a detailed analysis on why the Company believes it is not an investment company under the 1940 Act. As noted in that response, since at least the issuance of the Kansas trust company charter to BFF, the Company has been, is and will be, through its indirect wholly-owned or majority-owned subsidiaries primarily engaged, and has been, is and will hold itself out as being primarily engaged, in the non-investment company businesses of its Operating Subsidiaries (and, upon issuance of its state insurance charter, Ben Insurance). The Company has revised the disclosure on pages 51 and 261 in response to the Staff’s comment.

3.	Please explain to us your basis for referring to BFF as a “trust company” in certain parts of the prospectus instead of a TEFFI. In doing so please address K.S.A. 9-2011 and K.S.A. 9-2308.

Response: The Company respectfully advises the Staff that K.S.A. 9-2308 (“Section 9-2308”) expressly provides that a TEFFI is a trust company, stating in relevant part, “… a fiduciary financial institution is a trust company for purposes of federal and state law and rules and regulations and possesses trust powers under this act…” and, accordingly, does not restrict the ability of a TEFFI to describe itself as a trust company. Section 9-2308 goes on to stipulate that in order “to avoid confusion with other banks and trust companies that operate in [Kansas] but that are not fiduciary financial institutions”, a TEFFI may not utilize the term “trust company” in its legal name. To make the intent of this provision clear, Section 9-2308 goes

[6]	Ben Insurance also holds the interests PEN Indemnity Insurance Company, Ltd. (“PEN”), a Bermuda insurance company. PEN has no current operations and holds no investment securities or other assets.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

on to state that “…[t]he naming restrictions imposed under this section shall in no way reduce or eliminate the trust powers granted to a fiduciary financial institution as a trust company…”. Additionally, K.S.A. 9-2304(a)(10) defines “trust business” to include “fidfin and fiduciary financial institution business.” As a TEFFI is a trust company under Kansas law, possesses requisite trust powers and is authorized to engage in trust business, K.S.A. 9-2011’s prohibitions against unlawfully engaging in certain trust business are inapplicable to a TEFFI. For these reasons, BFF’s legal name does not include the terms “bank” or “trust company”, but BFF may be properly described as a TEFFI and/or a trust company, as it is both under Kansas law.

Questions and Answers

What is the possible impact of the pending GWG Bankruptcy on Public Investors? page xxv

4.

We note your disclosure that the Official Committee of Bondholders in the Chapter 11 Cases has filed a motion seeking standing to prosecute causes of actions challenging several transactions by and between the Debtors and Beneficient and seeking recovery from Beneficient and other named individuals, including Mr. Heppner. Please enhance your disclosure to explain in detail the causes of actions alleged by the Official Committee of Bondholders and the dollar amount of remedies sought or damages asserted, if known.

Response: The Company has revised the question and answer on pages xx and xxi to provide details on the causes of actions alleged by the OCB and the dollar amount that the OCB asserts such claims have the potential to add to the Debtors’ estate. The Company respectfully advises the Staff that it has relocated the question and answer on the possible impact of the pending GWG bankruptcy on public investors to appear under the heading “Questions and Answers about the Business Combination” on pages xix, xx and xxi.

Organizational Structure, page 12

5.

We note your response to comment 7 and reissue the comment in part. Please revise the charts in this section, regardless of any narrative disclosure found elsewhere in the prospectus, to clearly show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity. Charts should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

Response: In response to the Staff’s comment, the Company has updated the organizational structure charts on pages 13 and 15.

Risk Factors, page 43

6.

We note media reporting that if the GWG bankruptcy court were to unseal allegations in GWG’s chapter 11 case that Mr. Heppner funneled funds from GWG to Beneficient through alleged conflicted, related-party deals, Beneficient and its investors could suffer financial damage. Please add a separately-captioned risk factor addressing this matter or tell us why this does not present a material risk to you or investors.

Response: In response to the Staff’s comment, the Company has added the risk factor beginning on page 57 addressing allegations in the Chapter 11 Cases.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

7.	Please add a separately-captioned risk factor addressing the conflicts of interest related to Ben Securities, as alluded to on page 382.

Response: In response to the Staff’s comment, the Company has added the risk factor on page 73 addressing the conflicts of interest related to Ben Securities.

8.

We note that the Business Combination Agreement may be terminated by Avalon, in the event that the Business Combination is unable to close (or there is no reasonably likelihood of such closing) due to an investigation by the SEC related to GWG. We also note the SEC investigation discussed in various GWG Holdings, Inc filings, including the Form 10-Q filed on November 19, 2021. Please add a separately-captioned risk factor discussing this and disclosing material public information regarding the SEC investigation related to GWG.

Response: In response to the Staff’s comment, the Company has added the risk factor on page 58 discussing the SEC investigation related to GWG.

BCG is currently involved in legal proceedings and may be a party to additional claims and litigation in the future, page 55

9.

We note your revised disclosure explaining the CVR Contract and its material terms. Please clarify whether your description of the terms here are as asserted by PCA or the Company, or whether the terms of the CVR Contract are in dispute.

Response: The Company respectfully advises the Staff that except where the revised disclosure expressly refers to PCA, the description of the CVR Contract’s terms is as asserted by the Company, and they are currently in dispute and being litigated in the Delaware Court of Chancery. The Company has revised the risk factor on page 60 and the question and answer on page xviii in response to the Staff’s comment to clarify this and note that the terms of the CVR Contract are in dispute.

As a result of our receipt of an operating TEFFI charter in Kansas the OSBC will periodically conduct examinations, page 83

10.

In light of K.S.A. 9-2307, please explain to us the basis for your statement that OSBC will be examining your “asset quality” and “earnings prospects,” as these do not appear to be criteria listed in the statute, or revise. As a separate matter, revise to state the circumstances under which OSBC will consider profitability in evaluating a fiduciary financial institution, based on K.S.A. 9-2307(c).

Response: Pursuant to K.S.A. 9-2307(b)(30), the OSBC is charged with evaluating capital sufficiency of TEFFIs. The “CAMELS” rating system (which provides for scores with respect to a financial institution’s Capital Adequacy, Asset Quality, Management, Earnings, Liquidity, and Sensitivity) is promulgated by Federal Financial Institutions Examination Council and is routinely utilized by both federal and state agencies, including the OSBC, in the examination of financial institutions. Generally, “asset quality” and “earnings prospects” are important elements of a financial institution’s balance sheet and financial stability in that they may directly or indirectly impact capital sufficiency. It is the Company’s understanding that the OSBC intends to utilize the CAMELS rating system as a part of the routine TEFFI examination process, which may include, among other items, a review of “asset quality” and “earnings prospects”; provided that, pursuant to K.S.A. 9-2307(c), a TEFFI’s earnings are only considered in the OSBC’s evaluation of a TEFFI to the extent such TEFFI is determined to have insufficient capital.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

Business of Beneficient, page 228

11.	We note your response to comment 12. In that regard, please:

•	Revise the graphic on page 234 to make it clear from the graphic itself that the “Interest and Fee Revenue” shown in the graphic is eliminated upon consolidation.

•

Throughout this section, revise each reference to any fees, interest or revenues that are eliminated upon consolidation, to clearly state that such fees, interest or revenues are eliminated upon consolidation. By way of example only, revise disclosure in the carryover paragraph from page 230 to 231.

•

Revise your Business of Beneficient discussion beginning on page 228 to prominently and clearly explain, if true, that the primary sources of revenues are from the change in NAV of the alternative assets held by the Customer ExAlt Trusts and from the gain on financial instruments held, including securities in GWG Holdings.

Response: The Company has updated the graphic on page 240 to state in the graphic that interest and fee revenue are eliminated upon consolidation. The Company also advises the Staff that it has revised pages 235, 236, 269 and 272 to provide additional information concerning the importance of interest and fee income to common unit holders of the Company and pages 235 and 236 to prominently disclose that interest and fee revenue are eliminated in consolidation. Further, the Company has also revised its discussion on pages 235 and 236 to explain that the primary sources of revenue are from the change in NAV of the alternative assets held by the Customer ExAlt Trusts and from the gain on financial instruments held.

Business Lines, page 229

12.

Please explain to us the basis for stating in the graphic on page 231 that OSBC regulates “Beneficient AltAccess, L.L.C.,” “Beneficient Administration & Clearing Company, L.L.C.,” and “Ben Data L.L.C.” If it does not regulate these entities please revise. Additionally, please revise your plural reference to OSBC regulated “subsidiaries” on page 49 if you have only one subsidiary regulated by OSBC. We note that your section “Government Supervision and Regulatory Authority” beginning on page 249 suggests that OSBC regulates only your subsidiary BFF.

Response: The Company respectfully advises the Staff that the graphic on page 237 has been revised to show that only BFF is regulated by the OSBC. The Company has also revised page 51 in response to the Staff’s comment.

Cash Flow, page 312

13.

We note your response to comment 14 and revised disclosures on pages 312 and 313. Please revise your filing to further enhance your disclosure, either in the notes to the financial statements or elsewhere in the document, to explain the difference between the return on investments in alternative assets held by Customer ExAlt Trusts and the return of investments in alternative assets held by Customer ExAlt Trusts.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

Response: The Company respectfully advises that Staff that, in response to the Staff’s comment, it has included disclosure on page F-93 of the notes to the financial statements to explain the difference between the return on investments in alternative assets held by Customer ExAlt Trusts and the return of investments in alternative assets held by Customer ExAlt Trusts.

Certain Beneficient Relationships and Related Party Transactions, page 374

14.	Please provide quantitative disclose regarding payments made or received pursuant to the Contribution Agreement discussed on pages 383 and 384.

Response: In response to Staff’s comment, the Company has revised page 391 to provide that BCH and the holders of the BCH Preferred A-0 Unit Accounts have entered into an agreement to defer payment under the Contribution Agreement until August 31, 2023, and that, as of December 31, 2022, no payments have been made under the Contribution Agreement.

*     *     *     *     *     *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

March 6, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

William N. Haddad, Esq., Venable LLP

Arif Soto, Esq., Venable LLP

Alexa Cooper, Esq., Haynes and Boone, LLP